UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Committed Capital Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20261V 103

(CUSIP Number)

Michael Rapp

c/o Broadband Capital Management LLC

712 Fifth Avenue, 22nd Floor

New York, New York 10019

(212) 277-5301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20261V 103	Schedule 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Michael Rapp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,719,524 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,719,524 shares*
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,524 shares[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%[2]
14	TYPE OF REPORTING PERSON IN

1 Consists of 1,719,524 shares of common stock held by the Reporting Person. Does not include 967,435 shares of common stock of Committed Capital Acquisition Corporation (referred to herein as the “Issuer”) held by Committed Capital Holdings LLC, a company in which Mr. Rapp owns a 9.2445% membership interest. These shares are not included in Mr. Rapp’s ownership numbers because he does not have voting or investment control over such shares of common stock. Based on his membership interest in Committed Capital Holdings LLC, Mr. Rapp has a pecuniary interest in an additional 89,435 shares of the Issuer’s common stock owned by Committed Capital Holdings LLC.

2 The percentage ownership was calculated based on 24,925,475 shares of common stock reported by the Issuer to be issued and outstanding as of October 16, 2013 in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 16, 2013.

CUSIP No. 20261V 103	Schedule 13D	Page 3 of 5 Pages

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D filed by the Reporting Person on July 13, 2007, and Amendment No. 1 filed by the Reporting Person on November 1, 2011 (as amended, collectively, the "Original Schedule 13D") remain in full force and effect. The Original Schedule 13D together with this Amendment No. 2 is referred to herein as the "Schedule 13D." Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Committed Capital Acquisition Corporation, whose principal executive offices are located at 411 W. 14th Street, 2nd Floor, New York, New York 10014 (the "Issuer").

Item 4. Purpose of Transaction.

The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 1,719,524 shares of Common Stock of the Issuer.[3] Such shares represent beneficial ownership of 6.9% of the issued and outstanding shares of Common Stock of the Issuer, based on 24,925,475 shares of Common Stock reported by the Issuer to be issued and outstanding as of October 16, 2013 in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 16, 2013.

(b)	The Reporting Person has the sole right to vote or dispose, or direct the voting or disposition of, all of the 1,719,524 shares of Common Stock beneficially owned by the Reporting Person.

(c) On October 16, 2013 (the “Effective Time”) and simultaneously with the Merger (as defined below), Committed Capital Acquisition Corporation (the “Issuer”) completed a private placement of 3,110,075 shares of Common Stock at a purchase price of $5.00 per share to purchasers that include some of the Issuer’s existing shareholders (collectively, the “Investors”), realizing gross proceeds of $15,550,375 (the “October 2013 Private Placement”).

In connection with the October 2013 Private Placement, the Issuer also entered into a registration rights agreement (the “October 2013 Registration Rights Agreement”) with the Investors, in which the Issuer agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) to register the Shares for resale within 30 calendar days of the Closing Date (as defined below), and to have the Registration Statement declared effective within 90 calendar days of the Closing Date or within 120 calendar days of the Closing Date if the SEC conducts a full review of the Registration Statement. The Issuer also agreed to include in such Registration Statement the shares of Common Stock issued to TOG Members or issuable to TOG Warrant Owners pursuant to the Merger Agreement, subject to cut-back in certain circumstances.

The Reporting Person purchased 163,056 shares of Common Stock for an aggregate purchase price of $815,280 in the October 2013 Private Placement.

Also on October 16, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, CCAC Acquisition Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Merger Sub”), The ONE Group, LLC (“One Group”) and Samuel Goldfinger, as One Group Representative. One Group is a Delaware limited liability company that, through itself and several subsidiary entities, develops and operates upscale, high-energy restaurants and lounges and provides turn-key food and beverage services for hospitality venues including boutique hotels, casinos and other high-end locations in the United States and the United Kingdom. Capitalized terms used in this Item 4 but not defined herein shall have the meanings ascribed to them in the Merger Agreement. Pursuant to the Merger Agreement and upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, on October 16, 2013 (the “Closing Date”), Merger Sub was merged with and into One Group, with One Group being the surviving entity and thereby becoming a wholly owned subsidiary of the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), the legal existence of Merger Sub ceased and all of the issued and outstanding membership interests of One Group that were outstanding immediately prior to the Effective Time were cancelled and new membership interests of One Group comprising 100% of its ownership interests were issued to the Issuer.

3 See Footnote 1.

CUSIP No. 20261V 103	Schedule 13D	Page 4 of 5 Pages

On the Closing Date, there was a change in the Issuer’s board of directors and executive officers. The Reporting Person, who served as the Issuer’s Chairman and President, and Philip Wagenheim, who served as the Issuer’s Secretary and a director, resigned from all of their executive officer positions effective immediately, and after appointing Jonathan Segal and Nicholas Giannuzzi to serve as Class III and II members, respectively, of the board of directors, the Reporting Person, Phillip Wagenheim and Jason Eiswerth each tendered his resignation as a director, with the resignation of Mr. Eiswerth to be effective immediately and the resignations of Messrs. Rapp and Wagenheim to be effective on the tenth day following the filing of an Information Statement on Schedule 14F-1 with the SEC.

Following the completion of the Merger, the Reporting Person beneficially owns 6.9% of the Common Stock of the Issuer.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 5 is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Form of Securities Purchase Agreement by and between the Registrant and the purchasers listed on the signature page thereto (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2013).

Exhibit 2	Form of Registration Rights Agreement by and between the Registrant and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013	By:	/s/ Michael Rapp
Michael Rapp